

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
1 E. Erie St., Ste. 525, Unit #2420
Chicago, IL 60611

> **Re: Himalaya Technologies, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 6, 2022**
> **File No. 024-11980**

Dear Vikram Grover:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

Amendment No. 2 to Form 1-A Offering Statement

Cover Page

1.   We note that you are offering a maximum of 1,500,000,000 shares of your common stock, at an offering price of $0.002 per share. We also note that page ii states that the offering price is $.004; page 38 states that 750,000,000 shares are being offering at a price of $.004; page 40 reflects that 750,000,000 shares are being offered; and your revised legality opinion states an offering price of $.004 per share. Please revise relevant portions of your offering statement and file an updated legality opinion to reconcile these disclosures.

      You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Milan Saha, Esq.